EXHIBIT 99.1

Equinor ASA: Share buy-back

Equinor has on 6 December 2019 purchased 635,081 own shares at Oslo Stock Exchange at an average price of 167.9824 Norwegian kroner per share.

These share purchases form part of the first tranche of the company's share buy-back programme 2019-2022 announced on 5 September 2019. After this transaction Equinor owns a total of 21,976,392 own shares under the share buy-back programme.

For further information about the share buy-back programme, reference is made to the Oslo Stock Exchange notification published on 5 September 2019 (available from www.newsweb.no).